SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)1

Paramount Energy Trust
(Name of Issuer)

Trust Units
(Title of Class of Securities)

699219101
(CUSIP Number)

June 10, 2008
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

[    ] Rule 13d-1(b)
[    ] Rule 13d-1(c)
[ X ] Rule 13d-1(d)

1 The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 699219101                                                                                                       13G                                                                      Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Clayton H. Riddell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
The group of reporting persons on this Schedule 13G includes: Clayton H. Riddell,
Treherne Resources Ltd. and Dreamworks Investment Holdings Ltd.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
169,812*
	6	SHARED VOTING POWER
23,056,976*
	7	SOLE DISPOSITIVE POWER
169,812*
	8	SHARED DISPOSITIVE POWER
23,056,976*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,226,788*
*Clayton H. Riddell beneficially owns 23,226,788 trust units of Paramount Energy Trust, excluding 473,620 trust units held by his wife, Vi Riddell, as to which, pursuant to Rule
13d-4 under the Securities Exchange Act of 1934, as amended, Mr. Riddell disclaims beneficial ownership. Of the trust units beneficially held by Mr. Riddell, 169,812 trust units are held directly by Mr. Riddell, 1,700,000 trust units are held by Treherne
Resources Ltd., over which Clayton H. Riddell has sole investment and voting control, and
21,356,976 trust units are held by Dreamworks Investment Holdings Ltd., an indirect subsidiary of Treherne.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		[x]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
20.6%
12	TYPE OF REPORTING PERSON*
IN

CUSIP No. 699219101                                                                                                   13G                                                                          Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

Treherne Resources Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ x ]
(b) [ ]
The group of reporting persons reporting on this Schedule 13G includes: Clayton H.
Riddell, Treherne Resources Ltd. and Dreamworks Investment Holdings Ltd.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,700,000
	6	SHARED VOTING POWER
21,356,976*
	7	SOLE DISPOSITIVE POWER
1,700,000
	8	SHARED DISPOSITIVE POWER
21,356,976*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,056,976*
*Clayton H. Riddell beneficially owns 23,226,788 trust units of Paramount Energy Trust, excluding 473,620 trust units held by his wife, Vi Riddell, as to which, pursuant to Rule
13d-4 under the Securities Exchange Act of 1934, as amended, Mr. Riddell disclaims beneficial ownership. Of the trust units beneficially held by Mr. Riddell, 169,812 trust units are held directly by Mr. Riddell, 1,700,000 trust units are held by Treherne
Resources Ltd., over which Clayton H. Riddell has sole investment and voting control, and
21,356,976 trust units are held by Dreamworks Investment Holdings Ltd., an indirect subsidiary of Treherne.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
20.4%
12	TYPE OF REPORTING PERSON*
HC

CUSIP No. 699219101                                                                                     13G                                                                                  Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

Dreamworks Investment Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) [x]
(b) [ ]
The group of reporting persons reporting on this Schedule 13G includes: Clayton H.
Riddell, Treherne Resources Ltd. and Dreamworks Investment Holdings Ltd.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
21,356,976*
		6	SHARED VOTING POWER

		7	SOLE DISPOSITIVE POWER
21,356,976*
		8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,356,976*
*Clayton H. Riddell beneficially owns 23,226,788 trust units of Paramount Energy Trust, excluding 473,620 trust units held by his wife, Vi Riddell, as to which, pursuant to Rule
13d-4 under the Securities Exchange Act of 1934, as amended, Mr. Riddell disclaims beneficial ownership. Of the trust units beneficially held by Mr. Riddell, 169,812 trust units are held directly by Mr. Riddell, 1,700,000 trust units are held by Treherne
Resources Ltd., over which Clayton H. Riddell has sole investment and voting control, and
21,356,976 trust units are held by Dreamworks Investment Holdings Ltd., an indirect subsidiary of Treherne.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
18.9%
12	TYPE OF REPORTING PERSON*
CO

CUSIP No. 699219101                                                                                13G                                                      Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Riddell Family Charitable Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,164,200
	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
2,164,200
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,164,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
1.9%
12	TYPE OF REPORTING PERSON*
OO

CUSIP No. 699219101                                                                          13G                                                     Page 6 of 12 Pages

Item 1 (a). Name of Issuer:

Paramount Energy Trust

Item 1 (b). Address of Issuer’s Principal Executive Offices:

Suite 3200, 605 Fifth Avenue S.W.
Calgary, Alberta T2P 3H5
Canada

Item 2 (a). Name of Person Filing:

Clayton H. Riddell (“Riddell”)

Treherne Resources Ltd. (“Treherne”) (formerly Paramount Oil & Gas Ltd. (“POG”), a parent holding company through which Riddell beneficially owned and had sole investment and voting discretion over trust units held by Dreamworks (as defined below). Effective December 1, 2008, POG amalgamated with
409790 Alberta Ltd. and Treherne Resources Ltd., to form a new company called Treherne Resources
Ltd.).

Dreamworks Investment Holdings Ltd. (“Dreamworks”)

Riddell Family Charitable Foundation (“Foundation”)

Item 2 (b). Address of Principal Business Office or, if None, Residence:

4700 – 888 Third Street S.W.
Calgary, AB T2P 5C5
Canada

Item 2 (c). Citizenship:

Riddell: Canadian

Treherne: Alberta, Canada

Dreamworks: British Columbia, Canada

Foundation: Alberta, Canada

Item 2 (d). Title of Class of Securities:

Trust Units

Item 2 (e). CUSIP Number:

699219101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 699219101                                             13G                                                    Page 7 of 12 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a) Amount beneficially owned:
See Item 9 on the cover pages.
(b) Percent of class:
See Item 11 on the cover pages.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of
See Items 5-8 on the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].*

*The initial filing of this Schedule 13G included Trust Units held by Foundation as being beneficially held by Riddell. Upon further analysis, however, Riddell does not in fact hold beneficial ownership over Trust Units held by Foundation. Therefore, the group of reporting persons consisting of Riddell and Foundation has dissolved, and Foundation is no longer part of a group that is the beneficial owner of five percent or more of the Trust Units. In addition,
Foundation is not, in its individual capacity, the beneficial owner of five percent or greater of the Trust Units.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The direct and indirect subsidiaries of Treherne that hold Trust Units of Paramount Energy
Trust or that control other indirect subsidiaries of Treherne that hold Trust Units of Paramount
Energy Trust have the right to receive the dividends and distributions from, or the proceeds from the sale of, such Trust Units (see Item 7). The Treherne subsidiaries that individually have such rights with respect to more than 5% of the Trust Units are Dreamworks and the
Riddell Family Investment Partnership.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on by the Parent Holding Company.

See Exhibit 2 hereto.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 3 hereto.

CUSIP No. 699219101                                                                                   13G                                                               Page 8 of 12 Pages

Item 9.	Notice of Dissolution of Group.
See Exhibit 4 hereto.
Item 10.	Certification.
N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct on February 13, 2009.

/s/ Clayton H. Riddell
Clayton H. Riddell

TREHERNE RESOURCES LTD.

By:/s/ Clayton H. Riddell
Name: Clayton H. Riddell
Title: President

DREAMWORKS INVESTMENT
HOLDINGS LTD.

By:/s/ Clayton H. Riddell
Name: Clayton H. Riddell
Title: President

RIDDELL FAMILY CHARITABLE
FOUNDATION

By:/s/ Clayton H. Riddell
Name: Clayton H. Riddell
Title: Director

CUSIP No. 699219101                                                   13G                                            Page 9 of 12 Pages

                                                                                                                                 Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a
Schedule 13G (including amendments thereto) with respect to the common stock of
Paramount Energy Trust and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Dated: February 13, 2009

/s/ Clayton H. Riddell
Clayton H. Riddell

TREHERNE RESOURCES LTD.

By:/s/ Clayton H. Riddell
Name: Clayton H. Riddell
Title: President

DREAMWORKS INVESTMENT
HOLDINGS LTD.

By:/s/ Clayton H. Riddell
Name: Clayton H. Riddell
Title: President

RIDDELL FAMILY CHARITABLE
FOUNDATION

By:/s/ Clayton H. Riddell
Name: Clayton H. Riddell
Title: Director

CUSIP No. 699219101                                                                  13G                                         Page 10 of 12 Pages

                                                                                                                                         Exhibit 2

SUBSIDIARY HOLDING THE SECURITIES BEING REPORTED UPON BY THE

        PARENT HOLDING COMPANY

            Dreamworks Investment Holdings Ltd.

CUSIP No. 699219101                                                                13G                                                   Page 11 of 12 Pages

                                                                                                                                                          Exhibit 3

IDENTIFICATION OF MEMBERS OF THE GROUP

Clayton H. Riddell

Treherne Resources Ltd

Dreamworks Investment Holdings Ltd.

 CUSIP No. 699219101                                                                         13G                                                   Page 12 of 12 Pages

                                                                                                                                                               Exhibit 4

NOTICE OF DISSOLUTION OF GROUP 1

The group formerly consisting of Clayton H. Riddell and Riddell Family Charitable
Foundation has been dissolved, as it has been determined that Clayton H. Riddell is not the beneficial owner of trust units of Paramount Energy Trust held by Riddell Family
Charitable Foundation. All further filings with respect to transactions in the trust units of
Paramount Energy Trust will be filed, if required, by Clayton H. Riddell and Riddell
Family Charitable Foundation in their individual capacities.